SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: November 25, 2005
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
     Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 25, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

November 25, 2005
IVANHOE MINES ANTICIPATES EXTENSIVE CONSULTATIONS
ON MONGOLIAN MINING LAW PROPOSALS
ULAANBAATAR, MONGOLIA - A story published in the UB Post, an English language Mongolian newspaper, to the effect that proposed amendments to Mongolia’s mining legislation will dramatically alter the legal and economic environment of mining in Mongolia are premature and speculative and, contrary to what was reported in the story, were not introduced by the Prime Minister. The statement issued earlier this week by the Minister of Industry and Trade outlined, in the broadest terms, four conceptual amendments to Mongolian mining legislation that are to be introduced for further discussion at the Cabinet level as early as next week.
Of the four proposals announced by the Minister, only the one respecting government participation in significant mining projects came as a complete surprise given that, during recent discussions with Mongolia’s President, Prime Minister, members of cabinet and senior parliamentarians, Ivanhoe received no indication that the government was considering any changes to Mongolia’s mining law that would be perceived negatively by international mining companies and foreign investors. Given the complete lack of detail in the Minister’s announcement, Ivanhoe considers the Minister’s proposals to be very preliminary and susceptible to an extraordinarily wide spectrum of interpretation. Since the Minister’s announcement, Ivanhoe has consulted further, on an informal basis, with a number of senior government officials and continues to believe that the government does not intend to jeopardize Mongolia’s burgeoning mining industry.
Although it is far too early to speculate whether the government would actually adopt amendments to Mongolia’s mining law that would provide for government participation in major mining projects, Ivanhoe has no reason to believe that any mechanism for government participation would not be economically fair to foreign investors nor that any such change in the current law would be applied retroactively to existing projects for which long-term mining licenses have already been issued, such as Oyu Tolgoi. The UB Post story erroneously implied that the current mining law contemplates unlimited participation by the government.
The Government of Mongolia and the World Bank have invited a number of major stakeholders in Mongolia’s mining industry, including Ivanhoe Mines, to the Extractive Industries Transparency Initiative International Conference, which is scheduled to be held in Ulaanbaatar on December 2, 2005. Ivanhoe Mines’ Chairman, Robert M. Friedland is en route to Mongolia to attend. Ivanhoe views this conference as a validation of the government’s efforts, spearheaded by the Prime Minister’s office, to consult extensively with stakeholders as to how the regulation of mining in Mongolia can be improved and expects that this conference will be just one step in an exhaustive, thoughtful consultative process that will take place before any material amendments to Mongolia’s mining laws are implemented. Ultimately, it will be up to the democratically-elected government of Mongolia to approve any amendments to Mongolia’s mining laws and, while it is premature to speculate as to what the government will eventually decide, Ivanhoe remains confident that the government will act in a manner consistent with the aligned long-term interests of the people of Mongolia and the domestic and international stakeholders in the Mongolian mining industry.

Information contacts
Investors: Bill Trenaman: +1.604.688.5755
Media: Bob Williamson: +1.604.688.5755
www.ivanhoemines.com